STATEMENT OF COMPUTATION OF RATIOS

The following table sets forth the computation of the ratio of earnings to fixed charges for the Company and its consolidated subsidiaries for the periods indicated. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes (excluding income or loss from equity investments) plus fixed charges. “Fixed charges” consist of interest expense incurred on all indebtedness, amortized premiums, discounts and capitalized expenses relating to indebtedness and interest within rental expense.

	Three Months Ended December 31,	Year Ended September 30,
	2015	2015	2014	2013	2012	2011
		(in millions, except ratios)
Earnings:
Income from continuing operations before income taxes (1)	$12.1	$78.1	$26.0	$21.2	$22.5	$48.1
Add: Fixed charges	7.0	21.5	14.4	11.7	9.0	9.4
Income from continuing operations before income taxes and fixed charges	$19.1	$99.6	$40.4	$32.9	$31.5	$57.5

Fixed charges:
Interest expense on indebtedness	$5.9	$17.0	$10.3	$7.7	$5.3	$6.4
Interest within rental expense (2)	1.1	4.5	4.1	4.0	3.7	3.0
Total fixed charges	$7.0	$21.5	$14.4	$11.7	$9.0	$9.4

Ratio of earnings to fixed charges (3)	2.7	4.6	2.8	2.8	3.5	6.1

(1)	Income from continuing operations before income taxes does not include income or loss from investments accounted for under the equity method.
(2)	Includes the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).
(3)	The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes plus fixed charges by fixed charges.

The Company has not provided a ratio of earnings to combined fixed charges and preferred stock dividends because the Company does not have any preferred stock outstanding.